

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

<u>Via E-mail</u>
Mary E. Smith
Moody National REIT Sponsor, LLC
6363 Woodway Drive,
Suite 110
Houston, Texas 77057

> **Re: Moody National REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 22, 2014**
> **File No. 333-198305**

Dear Ms. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the STR Trend Report, PKF Hospitality Consulting and Smith Travel Research. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

4.   We note on page 119 that you have authorized the use of certain sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

5.   We note your analysis beginning on page 15, on again on page 23 in the risk factors section, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is

entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

8.   We note your disclosure that your board of directors may change the price of shares in this offering in its discretion from time to time. Please tell us the basis for the board's ability to change the price, how the board of directors would affect any change in price, how any price change would impact then-current shareholders and how you intend to notify shareholders of any such change. We may have further comment.

Questions and Answers about Our Offering, page 1

General

9.   Please include a separate question and answer to address other REITs of your sponsor that may compete with your business due to similar investment objectives or advise.

Prospectus Summary

Summary of Risk Factors, page 7

10.   Please revise the 7th bulleted risk factor to clarify, if accurate, that you intend to pay your initial distributions from offering proceeds. We note your related disclosure on page 13.

11.   Please supplement your 11th bulleted risk factor to note, if accurate, that poor performance by your advisor will have no bearing on termination or your obligation to pay certain fees, which may be substantial.

Compensation to Our Advisor and Affiliates, page 10

12.   Please revise your fee disclosure to provide estimated amounts, where calculable, assuming your target leverage ratio.

Distribution Policy, page 13

13.   We note that you intend to pay distributions starting the first calendar quarter after your first investment. As such, please revise to clarify, if accurate, that you plan to pay distributions in excess of earnings and cash flow from operations. Please also make conforming changes to your related disclosure elsewhere in the filing and update your risk factors disclosure on page 20 accordingly.

Risk Factors

Risks Related to Conflicts of Interest

Our advisor and its affiliates, including our officers and some of our directors…, page 26

14.   Please revise here to also discuss how your acquisition and disposition fee structure could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Investment Strategy, Objectives, and Policies, page 42

15.   Please revise this section to include disclosure regarding the board's oversight of the manager with respect to investment decisions.

16.   Please clarify whether the company may change its investment objectives without shareholder notice or consent and provide risk factor disclosure if applicable.

Allocation of Investment Opportunities, page 68

17.   To the extent any other funds managed by your manager, besides Moody National REIT I, target the same investments, please provide detailed disclosure regarding the size of those funds and procedures whereby investment opportunities are allocated among funds. We note your disclosure elsewhere regarding the similar investment objectives of the private funds.

Prior Performance Summary, page 70

18.   Please provide an analysis as to how you determined that each of the properties referenced in this section should be considered a "program" within the meaning of Industry Guide 5. Include in your analysis a discussion of the investor pool and information relating to the closing of such programs. We may have further comment.

Appendix A - Prior Performance Tables, page A-1

General

19.   Please explain why you have omitted Table I.

Table IV—Operating Results of Completed Prior Programs, page A-3

20.   Please revise the Notes to Table IV to disclose how you calculated the Annualized Return on Investment. Refer to the guidance in http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm

Exhibits

General

21.   We note the exhibit list includes "form of" documents. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

Exhibit 8.1 - Form of Opinion of Alston & Bird LLP

22.   Refer to paragraph two of page 2 of the draft opinion. Please revise to limit the scope of reliance on information presented in the Officer's Certificate to *factual* representations or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Senior Counsel

cc: Rosemarie A. Thurston
        Gustav F. Bahn
        Alston & Bird LLP